SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MINIM, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60365W102

(CUSIP Number)

Joshua S. Horowitz

Palm Management (US) LLC

19 West Elm Street

Greenwich, CT 06830

(203) 302-7000

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60365W102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Palm Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,246,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,246,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,246,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60365W102	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Palm Global Small Cap Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,246,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,246,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,246,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60365W102	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Bradley C. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,246,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,246,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,246,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 60365W102	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Joshua S. Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,286
	8	SHARED VOTING POWER 1,246,640
	9	SOLE DISPOSITIVE POWER 29,786(1)
	10	SHARED DISPOSITIVE POWER 1,246,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,276,426(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 22,500 shares of Common Stock purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 60365W102	13D	Page 6 of 7 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on May 27, 2020 (the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

This Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent of the shares of Common Stock.

Item 1.	Security and Issuer.

This Statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of Minim, Inc. (f/k/a Zoom Telephonics, Inc.), a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 848 Elm Street, Manchester, New Hampshire 03101.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,253,926 shares of Common Stock, which represents approximately 2.7% of the Company’s outstanding shares of Common Stock. Mr. Horowitz also holds options to purchase an aggregate of 22,500 shares of Common Stock, all of which are fully exercisable and were granted to him as part of his director compensation. Such options include (i) options to purchase 15,000 shares of Common Stock at an exercise price of $2.03 per share, which were granted on July 9, 2020 and expire on July 9, 2023, and (ii) options to purchase 7,500 shares of Common Stock at an exercise price of $2.04 per share, which were granted on July 13, 2020 and expire on July 13, 2023.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 45,631,239 shares of Common Stock reported by the Company as outstanding following its public offering of 10,000,000 shares in its 424(b)(4) Prospectus (File No. 333-257656) dated July 29, 2021, filed with the Securities and Exchange Commission on July 29, 2021.

(c) On July 29, 2021, Palm Global purchased 40,000 shares of Common Stock in the Company’s underwritten public offering at a price per share of $2.50, for an aggregate purchase price of $100,000. Other than this purchase, no transactions have been effected by the Reporting Persons in the Common Stock during the past 60 days.

(e) The Reporting Persons beneficially own less than five percent of the shares of Common Stock.

CUSIP No. 60365W102	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 2, 2021

PALM MANAGEMENT (US) LLC

/s/ Joshua S. Horowitz
Joshua S. Horowitz
Portfolio Manager

PALM GLOBAL SMALL CAP MASTER FUND LP

By Palm Global Small Cap Fund GP Ltd.,
its general partner

/s/ Joshua S. Horowitz
Joshua S. Horowitz
Director

/s/ Bradley C. Palmer
BRADLEY C. PALMER

/s/ Joshua S. Horowitz
JOSHUA S. HOROWITZ